082-03023

File No. 82-4991

RECEIVED
2007 MAY 23 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLDEN HOPE MINES LIMITED

NEWS RELEASE

SUPPL

Golden Hope Mines Launches Drill Program at Bellechasse Gold Project, Quebec

Toronto, ON – May 15, 2007: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)**("Golden Hope" or the "Company") has contracted Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a 5,700-foot diamond drilling program on several promising targets across its wholly-owned Bellechasse Gold project.

Company President Louis Hoël said, "We are excited about launching this extensive new program following on the heels of our recent aeromagnetic survey, which helped to identify several strong targets. Both historic and more recent exploration work indicate that we have significant potential for a mega-deposit and this will be the first real test of that potential."

The first phase of this latest drilling, which is scheduled to begin today, focuses on the Timmins gold deposit, aiming to define the structure, continuity and extent of this particular quartz vein deposit, which is one of numerous mineralized zones identified on the property thus far. Historic and more recent drilling on the deposit area have intercepted good gold values including 12 g/t Au over 2 m; 6.16g/t over 4 m.; and 4.57g/t over 5 m., all close to surface **(see Golden Hope News Release of February 20, 2007.)**

The mineralized shears in the Timmins zone appear to extend for at least 100 metres (m) to the northeast and parallel to the contact of the intrusive with the sediments to the northwest. These quartz-bearing zones vary in thickness from less than 1 m to 5 m or more. They appear to repeat at 10 to 15 m intervals vertically from surface to the bottom of the deepest hole drilled to date (approximately 300m).

PROCESSED
MAY 25 2007
THOMSON FINANCIAL

Following completion of the latest drilling on Timmins, the drill will be moved to begin examining several other key and highly promising targets on the Bellechasse property that remain virtually untested.

Golden Hope is well financed (C$3.9 million in cash at December 31, 2006) and intends to spend at least $2million on its Bellechasse Gold project on an aggressive 2007 exploration program.

Maps and additional information on the Bellechasse Gold project are available at: www.goldenhopemines.com

dlw 5/24

This press release has been reviewed and approved by James Tilsley P. Eng. of Golden Hope Mines Ltd., under whose directions the exploration program is being carried out. Mr. Tilsley is a Qualified Person as defined by National Instrument 43-101.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information regarding Golden Hope Mines Ltd., please refer to the Company's filings available on SEDAR (Http://www.sedar.com) or at the Company's Website (Http://www.goldenhopemines.com.)

Contact:
Golden Hope Mines
Louis Hoel
President
416-521-6362

END